As filed with the Securities and Exchange Commission on July 21, 2009

Registration No. 333-101016

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

CHEMGENEX PHARMACEUTICALS LIMITED

(formerly known as AGT Biosciences Limited and as AutoGen Limited)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

The Commonwealth of Australia

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15 and 16

the deposited securities

(iii)

The collection and distribution of

Articles number 12, 14 and

dividends

15

(iv)

The transmission of notices, reports

Articles number 11, 15 and 16

and proxy soliciting material

(v)

The sale or exercise of rights

Article number 13

(vi)

The deposit or sale of securities

Articles number 12 and 17

resulting from dividends, splits

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6 and

or withdraw the underlying securities

8

(x)

Limitation upon the liability

Articles number 14 and 18

of the depositary

3.

Fees and Charges

Article number 7

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement, dated as of December 5, 2002, as amended and restated as of ____________, 2009, among ChemGenex Pharmaceuticals Limited, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 21, 2009.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of ChemGenex Pharmaceuticals Limited.

By:

The Bank of New York Mellon,
 As Depositary

By:  /s/ David S. Stueber

Name:  David S. Stueber

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, ChemGenex Pharmaceuticals Limited has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Geelong, Australia on July 20, 2009.

CHEMGENEX PHARMACEUTICALS LIMITED

By:  /s/ James Campbell
Name:  James Campbell

Title:  Company Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on July 20, 2009.

/s/ Brett Heading

/s/ Adam Craig

Name:  Brett Heading

Name:  Adam Craig

Director

Authorized U.S. Representative

/s/ Greg Collier

/s/ James Campbell

Name:  Greg Collier

Name:  James Campbell

Director

Principal Accounting Officer

/s/ Geoff Brooke

/s/ James Campbell

Name:  Geoff Brooke

Name:  James Campbell

Director

Principal Financial Officer

/s/ George Morstyn

/s/ Greg Collier

Name:  George Morstyn

Name:  Greg Collier

Director

Principal Executive Officer

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement, dated as of December 5, 2002, as amended and restated as of ____________, 2009, among ChemGenex Pharmaceuticals

Limited, The Bank of New York Mellon, as Depositary, and all Owners

and Beneficial Owners from time to time of American Depositary

Receipts issued thereunder.

4

Previously Filed.